Exhibit 99.22

EXECUTION VERSION

ESCROW AGREEMENT

This ESCROW AGREEMENT, dated as of April 21, 2015 (this “Agreement”), is by and among COVIS PHARMA S.À.R.L., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Pharma”), COVIS INJECTABLES S.À.R.L., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Injectables”, and collectively with Covis Pharma, “Sellers”), CONCORDIA PHARMACEUTICALS INC., an international business company organized under the Laws of Barbados (“Purchaser”) and U.S. BANK NATIONAL ASSOCIATION, a national banking association, as escrow agent hereunder (“Escrow Agent”). All terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

RECITALS

WHEREAS, pursuant to that certain Asset Purchase Agreement, dated as of the 9th day of March 2015, among Sellers, Purchaser, Concordia Healthcare Corp., a corporation organized under the Laws of the province of Ontario (“Purchaser Parent”) (solely with respect to Section 6.10, Section 10.18 and the applicable provisions of Article X thereof), and Covis Pharma Holdings S.à.r.l., a limited liability company organized under the Laws of Luxembourg (“Seller Parent”) (solely with respect to Section 10.19 and the applicable provisions of Article X thereof) (as amended, modified or supplemented from time to time in accordance with its terms, the “Purchase Agreement”), Sellers have agreed to sell, convey, assign, transfer and deliver to Purchaser, and Purchaser has agreed to purchase, acquire and accept from Sellers, for the consideration and upon the terms and subject to the conditions set forth in the Purchase Agreement, all of Sellers’ right, title and interest in, to and under the Purchased Assets, and Purchaser has agreed to assume, satisfy and discharge when due the Assumed Liabilities, in each case, subject to and in accordance with the terms of the Purchase Agreement;

WHEREAS, pursuant to Section 2.6 of the Purchase Agreement, Purchaser has agreed to deposit $[REDACTED – Commercially Sensitive Information] (the “Escrow Amount”) to an account that has been designated in writing by Escrow Agent not less than one (1) Business Day prior to the Closing to satisfy amounts payable by Sellers to Purchaser pursuant to the provisions of Article VIII of the Purchase Agreement and in accordance with the terms of Section 6.21 of the Purchase Agreement;

WHEREAS, Purchaser and Sellers agree that this Agreement is intended to be the Escrow Agreement as defined in the Purchase Agreement and desire to appoint Escrow Agent, acting as provided herein, to serve as Escrow Agent for the purposes of, and as defined in, the Purchase Agreement; and

WHEREAS, Escrow Agent desires to accept such appointment and to hold, invest, administer and distribute the funds and deposits in accordance with the terms of this Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, hereby agree as follows:

1. Definitions. The following terms shall have the meanings set forth or referenced below when used in this Agreement:

“Act” has the meaning set forth in Section 18(a) of this Agreement.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Claim” has the meaning set forth in Section 5 of this Agreement.

“Covis Injectables” has the meaning set forth in the preamble to this Agreement.

“Covis Pharma” has the meaning set forth in the preamble to this Agreement.

“Deposit Amount” has the meaning set forth in Section 3(a)(ii) of this Agreement.

“Eligible Investments” has the meaning set forth in Section 8(a) of this Agreement.

“Eligible Payment” has the meaning set forth in Section 4 of this Agreement.

“Escrow Account” has the meaning set forth in Section 2 of this Agreement.

“Escrow Account Balance” has the meaning set forth in Section 4 of this Agreement.

“Escrow Agent” has the meaning set forth in the preamble to this Agreement.

“Escrow Agent Losses” has the meaning set forth in Section 13(a) of this Agreement.

“Escrow Amount” has the meaning set forth in the Recitals.

“Escrow Confidential Information” has the meaning set forth in Section 16 of this Agreement.

“Escrow Funds” has the meaning set forth in Section 2 of this Agreement.

“Estimated Reserve Amount” has the meaning set forth in Section 5 of this Agreement.

“Excess Reserve Amount” has the meaning set forth in Section 6(d) of this Agreement.

“Final Determination” has the meaning ascribed to such term in the Purchase Agreement.

“Indemnified Party” has the meaning set forth in Section 13(a) of this Agreement.

“Joint Written Direction” has the meaning set forth in Section 6(a) of this Agreement.

“Money Market Account” has the meaning set forth in Section 8(c) of this Agreement.

“Notice of Claim” has the meaning set forth in Section 5 of this Agreement.

“Payment Amount” has the meaning set forth in Section 6(b) of this Agreement.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Parent” has the meaning set forth in the Recitals.

“Purchase Agreement” has the meaning set forth in the Recitals.

“Release Date” has the meaning set forth in Section 6(c) of this Agreement.

“Seller Parent” has the meaning set forth in the Recitals.

“Sellers” has the meaning set forth in the preamble to this Agreement.

“Unresolved Claims” has the meaning set forth in Section 6(c) of this Agreement.

“Updated Notice of Claim” has the meaning set forth in Section 5 of this Agreement.

2. Appointment of and Acceptance by Escrow Agent. Purchaser and Sellers hereby appoint Escrow Agent to act as such in accordance with the terms and conditions set forth in this Agreement. Escrow Agent hereby accepts such appointment and, upon receipt by wire transfer of the Escrow Amount in accordance with Section 3 of this Agreement, agrees to hold the Escrow Amount, together with any interest or other income earned thereon (the “Escrow Funds”), in a segregated account established for such purpose (the “Escrow Account”) by Escrow Agent for the exclusive benefit of Purchaser and Sellers as set forth in the Purchase Agreement, and no other Person shall have any right, title or interest therein. Escrow Agent shall administer, invest and disburse the Escrow Funds and the Deposit Amount solely in accordance with the terms of this Agreement. Upon receipt by wire transfer of the Deposit Amount in accordance with Section 3 of this Agreement, Escrow Agent agrees to disburse the Deposit Amount in accordance with Section 3 of this Agreement.

3. Deposit of the Escrow Amount and the Deposit Amount.

(a) Purchaser has agreed to deposit by wire transfer of immediately available funds, or to cause to be so deposited, with Escrow Agent at the Closing to the Escrow Account as designated in writing by Escrow Agent not less than one (1) Business Day prior to the Closing:

(i) an amount in cash equal to the Escrow Amount to be held in accordance with the terms of this Agreement; and

(ii) an amount in cash equal to [REDACTED – commercially sensitive information], solely on behalf of, and for the sole and exclusive benefit of, Sellers and to which no other Person shall have any right, title or interest (the “Deposit Amount”).

(b) Upon receipt of the Deposit Amount and the Escrow Amount, Escrow Agent shall promptly acknowledge such receipt in writing to Purchaser and Sellers. Furthermore, and notwithstanding anything to the contrary herein or otherwise, immediately upon receipt of the Deposit Amount, Escrow Agent shall automatically, and without any further action from Sellers, disburse the Deposit Amount in full and without deduction to Sellers by wire transfer of immediately available funds to the accounts designated by Sellers as specifically set forth in the wire transfer instructions included in the memorandum attached hereto as Exhibit A. For all purposes hereunder and otherwise and notwithstanding any provision herein to the contrary, the Deposit Amount shall not be deemed to constitute (i) Escrow Funds, or (ii) any part or portion of either the Escrow Amount or Escrow Account Balance, and Escrow Agent shall disburse the Deposit Amount solely in accordance with the terms of this Section 3. Notwithstanding anything to the contrary herein or otherwise, Escrow Agent shall not withhold or make any similar deduction on any portion of the Deposit Amount disbursed to Sellers pursuant to this Section 3.

4. Claims Against Escrow Amount. Purchaser may, from time to time during the term of this Agreement, make claims to the Escrow Funds from the Escrow Account (which, for the avoidance of doubt, shall not include the Deposit Amount) for payment of any amounts due and payable to any Purchaser Indemnified Party pursuant to, and subject to the terms and conditions of, Article VIII of the Purchase Agreement (in each case, an “Eligible Payment”). The Escrow Funds may be reduced from time to time by payments made to Purchaser or to Sellers in accordance with the provisions of this Agreement. The balance of Escrow Funds in the Escrow Account from time to time during the term of this Agreement is referred to herein as the “Escrow Account Balance”.

5. Reserve of Escrow Funds. If any Purchaser Indemnified Party makes a claim for an Eligible Payment pursuant to, and subject to the terms and conditions of, the Purchase Agreement (each, a “Claim”), then Purchaser shall promptly provide written notice (a “Notice of Claim”) to Escrow Agent and Sellers setting forth (a) a description of such Claim in reasonable detail, (b) the basis for indemnification under the Purchase Agreement and references to the applicable provisions thereof, and (c) such Purchaser Indemnified Party’s good faith estimate, and method of computation, of the amount that such Purchaser Indemnified Party is entitled to recover under the Purchase Agreement in respect of such Eligible Payment (each, an “Estimated Reserve Amount”). If Purchaser receives additional information regarding the amount of any Claim for which an Estimated Reserve Amount has been established, subject to the immediately succeeding sentence, Purchaser may update such Estimated Reserve Amount by providing an updated Notice of Claim (an “Updated Notice of Claim”) to Escrow Agent and Sellers, which notice shall set forth the basis for the update in reasonable detail and shall include an updated good faith estimate, and method of computation, of the aggregate Eligible Payment in respect of such Claim.

6. Escrow Funds.

(a) Escrow Agent shall retain custody of the Escrow Funds and, except in accordance with this Section 6, shall make no payments or other dispositions of the Escrow Funds from the Escrow Account unless and until it is authorized and directed to do so pursuant to instructions in writing duly executed by Purchaser and each Seller, including any necessary wire transfer or other instructions for payment (a “Joint Written Direction”).

(b) Following delivery to Escrow Agent at any time and from time to time of a Joint Written Direction setting forth the amount of the payment to be made to Purchaser (the “Payment Amount”), Escrow Agent shall disburse to Purchaser from the Escrow Funds an amount in cash equal to the Payment Amount in accordance with the terms of such Joint Written Direction within three (3) calendar days of delivery of such Joint Written Direction.

(c) On the date that is the twelve (12) month anniversary of the Closing Date, or if such date is not a Business Day, the first Business Day after such date (the “Release Date”), Escrow Agent shall automatically release from the Escrow Funds in the Escrow Account to Sellers an amount in cash equal to (i) the Escrow Amount minus (ii) the aggregate amount of payments made to Purchaser or any Purchaser Indemnified Party prior to the Release Date, minus (iii) the aggregate Estimated Reserve Amounts of all Claims notified to Sellers and Escrow Agent pursuant to Section 5 that remain unresolved and unpaid prior to the Release Date (each, an “Unresolved Claim”); provided, however, that if the foregoing formula produces zero or a negative number then no release from the Escrow Account shall be made pursuant to this Section 6.

(d) After the Release Date, if an Unresolved Claim reaches a Final Determination, following delivery to Escrow Agent at any time and from time to time of a Joint Written Direction setting forth (i) the Payment Amount required to be paid to Purchaser pursuant to such Final Determination in accordance with Section 6(b) above and (ii) the amount (if any) by which the Estimated Reserve Amount exceeded the Payment Amount with respect to such Claim (the “Excess Reserve Amount”), Escrow Agent will disburse to Purchaser an amount equal to the Payment Amount, and shall release to Sellers an amount in cash equal to the Excess Reserve Amount (if any), within three (3) calendar days of delivery.

(e) Promptly after a Final Determination has occurred with respect to all Unresolved Claims and all Payment Amounts in respect of all such Claims shall have been paid in full, Escrow Agent shall automatically release to Sellers the remaining Escrow Account Balance.

7. Termination. This Agreement shall terminate on the first to occur of (i) the date specified for such termination in a Joint Written Direction delivered to Escrow Agent, (ii) the Release Date in the event there remain no Unresolved Claims for which there are Estimated Reserve Amounts at such time, or (iii) upon the automatic release by the Escrow Agent of the Escrow Account Balance in accordance with the provisions of Section 6(e) of this Agreement. Except with respect to the obligations set forth in Section 16, Escrow Agent shall thereafter have no further obligation or liability whatsoever with respect to this Agreement or the Escrow Funds.

8. Investment of Funds.

(a) Initially, Escrow Agent is directed to invest the Escrow Funds in Eligible Investments (as defined below), and, during the term of the Agreement, in such Eligible Investments as Sellers and Purchaser shall direct Escrow Agent from time to time in a Joint Written Direction. As used in this Agreement, “Eligible Investments” means: (a) direct obligations of the United States of America or obligations the principal of and the interest on which are unconditionally guaranteed by the United State of America, in each case, with a maturity of ninety (90) days or less, (b) interest bearing deposits with maturity dates of ninety (90) days or less of any bank or trust company located within the United States that has capital and surplus of at least [REDACTED – commercially sensitive information], including Escrow Agent (c) certificates of deposit with maturity dates of ninety (90) days or less issued by any bank or trust company located in the United States that has capital and surplus of at least [REDACTED – commercially sensitive information], including Escrow Agent; and/or (d) any money market fund substantially invested in the categories described above, including the U.S. Bank Money Market Account described in Schedule B attached hereto. Purchaser and Sellers acknowledge that Escrow Agent does not have a duty nor will it undertake any duty to provide investment advice.

(b) All investments shall be made in the name of Escrow Agent. Escrow Agent shall refrain from so investing or reinvesting the Escrow Funds or portion thereof to the extent necessary or advisable to provide the funds necessary to make the required payment under the terms and conditions of this Agreement, however, Escrow Agent may, without notice to Purchaser and Sellers, sell or liquidate any such Eligible Investments at any time for any disbursement of Escrow Funds permitted or required hereunder. All earnings (including income, interest and gains) shall become part of the Escrow Funds and all losses as a result of investment in such Eligible Investments shall be charged against the Escrow Funds. Escrow Agent shall not be liable or responsible for loss in the value of any investment made pursuant to this Agreement, or for any loss, cost or penalty resulting from any sale or liquidation of the Escrow Funds. With respect to any Escrow Funds received by Escrow Agent after twelve o’clock, p.m., Central Standard Time, Escrow Agent shall not be required to invest such funds or to effect any investment instruction until the next day upon which banks in Dallas, Texas and the New York Stock Exchange are open for business.

(c) If the Escrow Agent does not receive a Joint Written Direction with respect to the investment of the Escrow Funds, the Escrow Agent is instructed to invest the Funds and any interest thereon in the U.S Bank National Association Money Market Account as provided in Schedule B attached hereto (the “Money Market Account”). The Escrow Funds shall remain invested in the Money Market Account until it receives a Joint Written Direction instructing the Escrow Agent to invest the Escrow Funds in another Eligible Investment. The Buyer and the Seller shall be responsible for qualifying an investment as an “Eligible Investment.”

9. Statements. Delivery of notices of Estimated Reserve Amounts and delivery of Joint Written Direction and the amounts of any Estimated Claim Amount or payment to Purchaser or Sellers in accordance with the terms of this Agreement shall be recorded in the internal account records maintained by Escrow Agent relating to the Escrow Account. Escrow Agent shall provide monthly statements of account with respect to the Escrow Account to Purchaser and the Sellers. Escrow Agent will also furnish Purchaser and Sellers periodic transaction statements that include detail for all investment transactions made by Escrow Agent.

10. Resignation and Removal of Escrow Agent.

(a) Escrow Agent may resign and be discharged from the performance of its duties hereunder at any time by giving thirty (30) days prior written notice to each of the Purchaser and Sellers specifying a date when such resignation shall take effect. Upon any such notice of resignation, Purchaser and Sellers will jointly appoint a banking corporation or trust company having capital and surplus in excess of [REDACTED – commercially sensitive information], and organized under the laws of the United States or of a state of the United States, to become Escrow Agent under this Agreement. If Purchaser and Sellers fail to appoint a successor Escrow Agent within such thirty (30) day period, Escrow Agent shall have the right to petition a court of competent jurisdiction to appoint a successor Escrow Agent, and all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) related to such petition shall be paid one half by Purchaser and one half by Sellers upon receipt of an invoice therefor from Escrow Agent. The retiring Escrow Agent shall transmit all records pertaining to the Escrow Funds (after making copies of such records as the retiring Escrow Agent deems necessary or prudent in order to comply with applicable Law and its bona fide internal document retention policies, which shall remain subject to the provisions of Section 16, notwithstanding any termination hereof) and shall pay all Escrow Funds to the successor Escrow Agent. After any retiring Escrow Agent’s resignation, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Agreement.

(b) Escrow Agent may be removed by Purchaser and Sellers, with or without cause, at any time upon ten (10) days’ joint written notice of removal from Purchaser and Sellers. Promptly upon the expiration of such ten (10) day period, Escrow Agent shall transfer the Escrow Account Balance in accordance with the instructions provided by Purchaser and Sellers in the joint written notice of removal.

Business Combinations. Any entity into which Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business (including the escrow contemplated by this Agreement) to, shall be Escrow Agent under this Agreement without any further action by the parties, provided that such entity is a banking corporation or trust company having capital and surplus in excess of [REDACTED – commercially sensitive information] and organized under the laws of the United States or of a state of the United States.

11. Liability of Escrow Agent. Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. Escrow Agent has no fiduciary or discretionary duties of any kind. Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement, including without limitation any other agreement between any or all of the parties hereto or any other persons even though reference thereto may be made herein. Escrow Agent shall not be liable for any action taken or omitted by it in good faith in accordance with the terms of this Agreement except to the extent that a court of competent jurisdiction determines that Escrow Agent’s fraud, bad faith, gross negligence or willful misconduct was the cause of any loss to Purchaser or Sellers. Escrow Agent’s sole responsibility shall be for the safekeeping and disbursement of the Escrow Funds and the Deposit Amount in accordance with the terms of this Agreement. Escrow Agent shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. Escrow Agent may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall believe to be genuine and to have been signed or presented by the Person or parties purporting to sign the same. In no event shall Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages or penalties (including, but not limited to lost profits), even if Escrow Agent has been advised of the likelihood of such damages or penalty and regardless of the form of action. Escrow Agent shall not be responsible for delays or failures in performance of its obligations under this Agreement resulting from acts beyond its control, including without limitation acts of God, strikes, lockouts, riots, acts of war or terror, epidemics, governmental regulations, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters; it being understood that Escrow Agent shall use commercially reasonable efforts that are consistent with accepted practices in the banking industry to resume performances as soon as reasonably practicable under the circumstances. Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Agreement or the Purchase Agreement, or to appear in, prosecute or defend any such legal action or proceeding. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions of this Agreement or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto.

12. Indemnification of Escrow Agent.

(a) Purchaser, on the one hand, and Sellers, on the other hand, each on its own behalf, will indemnify and hold harmless Escrow Agent and each director, officer, employee, attorney, agent and affiliate of Escrow Agent (each, in its capacity as such, an “Indemnified Party”), to the extent that Purchaser, on the one hand, and any Seller, on the other hand, is adjudicated liable for any losses, damages, liabilities, expense and penalties of any nature incurred by the Escrow Agent, including reasonable and documented attorneys’ fees and out-of-pocket expenses arising out of or in connection with this Agreement or with Escrow Agent’s exercise or performance of its duties pursuant to the terms of this Agreement (collectively “Escrow Agent Losses”), except to the extent that such Escrow Agent Losses are adjudicated to have been the result of the fraud, bad faith, willful misconduct or gross negligence or material breach of this Agreement by any Indemnified Party. The cost of any indemnification under this Section 13(a) will be paid by the party at fault in proportion to such party’s fault. Notwithstanding anything in this Agreement to the contrary, in no event shall Purchaser or Sellers be liable for special, incidental, punitive, indirect or consequential loss or damage of any kind whatsoever. The obligations of Purchaser and Sellers under this Section 13 shall survive any termination of this Agreement and the resignation or removal of Escrow Agent.

(b) The parties agree that neither the payment by Purchaser or Sellers of any claim by Escrow Agent for indemnification hereunder nor the disbursement of any amounts to Escrow Agent from the Escrow Funds in respect of a claim by Escrow Agent for indemnification shall impair, limit, modify, or affect, as between Purchaser and Sellers, the respective rights and obligations of Purchaser and Sellers under the Purchase Agreement.

13. Disagreements. If any dispute arises between, among, or involving any of the Parties concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Agreement, the Escrow Agent may, at its option following receipt of notice of such dispute, retain the Escrow Funds until the dispute is resolved and the Escrow Agent receives a Final Determination or a written agreement executed by each of the parties involved in such disagreement or dispute directing delivery of the Escrow Funds, in which event the Escrow Agent shall be authorized to disburse the Escrow Funds in accordance with such Final Determination or agreement. The Escrow Agent shall be entitled to act on any such Final Determination without further question, inquiry, or consent.

14. Attachment of Escrow Funds. In the event that any Escrow Funds shall be attached, garnished or levied upon by any court order or the delivery thereof shall be stayed or enjoined by a court order, the Escrow Agent is hereby expressly authorized, in its reasonable discretion, to respond as it deems appropriate or to comply with all court orders so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction. In the event that the Escrow Agent obeys or complies with any such court order it shall not be liable to any of the Parties or to any other Person, firm or corporation, should, by reason of such compliance notwithstanding, such court order be subsequently reversed, modified, annulled, set aside or vacated.

15. Confidential Information. Escrow Agent shall not disclose, transfer, share or make available any information provided or made available to Escrow Agent by or on behalf of Purchaser or Sellers or any related documents (the “Escrow Confidential Information”) to any third party, without the prior written consent of Purchaser and Sellers, except that Escrow Agent may disclose Escrow Confidential Information without Purchaser’s and Sellers’ prior written consent (a) to its directors, officers, employees, attorneys and accountants as may be required in connection with the performance and administration of Escrow Agent’s services hereunder and (b) as required (i) to comply with the request of a regulatory agency or any authorized government agency or in connection with an examination of such Escrow Agent or its directors, officers, employees, attorneys and accountants by bank examiners or other regulatory authorities; (ii) to comply with a subpoena, summons, order or other judicial or governmental process; or (iii) to comply with other applicable law; provided that Escrow Agent will provide prompt prior written notice to Purchaser and Sellers of such requirement for disclosure pursuant to the foregoing clause (ii) and shall provide Purchaser and Sellers with a reasonable opportunity to obtain a protective order or seek other preventive remedies.

16. Compensation of Escrow Agent. Purchaser and Seller agree to compensate Escrow Agent on demand for its services hereunder in accordance with Schedule A attached hereto and the provisions hereof. Purchaser, on the one hand, and Seller, on the other hand, will each pay one-half of Escrow Agent’s fees and reasonable and documented out-of-pocket expenses as set forth on Schedule A attached hereto, payable in accordance with the terms of an invoice sent by Escrow Agent to Purchaser and Sellers, respectively. In the event that the Escrow Agent is authorized to make distributions of Escrow Funds to any party to this Agreement pursuant to and in accordance with the terms of this Agreement, and expenses and disbursements are due and payable to the Escrow Agent pursuant to the terms of this Agreement by the party receiving such distribution, the Escrow Agent is authorized to offset such amounts due and payable to it against such disbursement to that party. Escrow Agent hereby waives any other right of set-off against the Escrow Account. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent’s services as contemplated by this Escrow Agreement; provided, however, that in the event that the conditions for the disbursement of funds under this Escrow Agreement are not fulfilled, or the Escrow Agent renders any service not contemplated in this Escrow Agreement, or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement or the subject matter hereof, then the Escrow Agent shall be compensated for such extraordinary services and reimbursed for all reasonable and documented out-of-pocket costs and expenses incurred by it, including reasonable attorneys’ fees and expenses, occasioned by any such delay, controversy, litigation or event. If any amount due to the Escrow Agent hereunder is not paid within thirty (30) days of the date due, the Escrow Agent in its sole discretion may charge interest on such amount up to the highest rate permitted by applicable law. The obligations of Purchaser and Seller under this Section 17 shall survive any termination of this Agreement and the resignation of Escrow Agent.

17. Miscellaneous.

(a) USA Patriot Act Compliance. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust, or other legal entity, Escrow Agent requires documentation to verify its formation and existence as a legal entity. Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. The parties acknowledge that a portion of the identifying information set forth herein is being requested by Escrow Agent in connection with the USA Patriot Act, Pub.L.107-56 (the “Act”), and each agrees to provide all such information and documentation as to themselves as reasonably requested by Escrow Agent to ensure compliance with federal law.

(b) Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, or via email by way of a PDF attachment thereto of a manually executed document, provided that the email is promptly confirmed by telephone confirmation thereof to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

If to Purchaser, to:

[REDACTED – personal information]

with a copy (which shall not constitute notice) to:

[REDACTED – personal information]

If to Sellers, to:

[REDACTED – personal information]

with a copy (which shall not constitute notice) to:

[REDACTED – personal information]

and a copy (which shall not constitute notice) to:

[REDACTED – personal information]

If to Escrow Agent, to:

[REDACTED – personal information]

with a copy to Purchaser and to Sellers, respectively.

(c) Amendment and Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(d) Successors and Assigns. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties; provided, that nothing in the foregoing shall prohibit Purchaser or Sellers from making any assignment (i) to any of such assigning party’s creditworthy Affiliates so long as such creditworthy Affiliate agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement; provided, further, no such assignment shall release the assigning party from its obligations under this Agreement; and (ii) to any successors to all or substantially all of the business and assets of such assigning party, whether in a merger, consolidation, sale of substantially all assets or other similar transaction so long as such successor agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement. Any purported assignment, hypothecation or transfer in breach of this Section 18(d) shall be null and void. This Agreement shall be binding upon, and shall inure to the benefit of, and be enforceable by the parties hereto and their successors and permitted assigns.

(e) Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Escrow Agent, Purchaser, Sellers, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

(f) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(g) Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement and its negotiation, execution, performance or non-performance, interpretation, termination, construction and all claims or causes of action (whether in contract, in tort, at law or otherwise) that may be based upon, arise out of, or relate to this Agreement, or the transactions contemplated hereby (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter this Agreement), shall be exclusively governed by, and construed in accordance with, the Laws of the State of Delaware regardless of Laws that might otherwise govern under any applicable conflict of Laws principles. Any Proceeding based upon, arising out of, or related to this Agreement and its negotiation, execution, performance, non-performance, interpretation, termination, construction or the transactions contemplated hereby shall be heard and determined in the Court of Chancery in the City of Wilmington, New Castle County, Delaware or, in the event such court lacks subject matter jurisdiction, the United States District Court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware. The parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum, or lack of jurisdiction to the maintenance of any such Proceeding. The consents to jurisdiction and venue set forth herein shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 18 and shall not be deemed to confer rights on any Person other than the parties. Each party agrees that the service of process upon such party in any Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 18(b). Each of the parties also agrees that any final, non-appealable judgment against a party in connection with any Proceeding arising out of or relating to this Agreement shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY PROCEEDING (WHETHER IN CONTRACT, IN TORT, AT LAW OR OTHERWISE) BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT

OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(h) Entire Agreement. This Agreement and the Purchase Agreement (in each case, including all Schedules and Exhibits hereto and thereto) contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters.

(i) Execution in Counterparts, Facsimiles. This Agreement and any Joint Written Direction may be executed in one or more counterparts (including by facsimile or electronic .pdf submission), each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties, it being understood that the parties need not sign the same counterpart.

(j) Dealings. Nothing herein shall preclude Escrow Agent from acting in any other capacity for Purchaser or for Sellers or for any other entity.

(k) Tax Reporting. Escrow Agent shall have no responsibility for the tax consequences of this Agreement and Purchaser and Seller shall consult with independent counsel concerning any and all tax matters. Purchaser and Sellers shall provide Escrow Agent with a Form W-9 or an original Form W-8, as applicable, for each payee, together with any other documentation and information reasonably requested by Escrow Agent in connection with Escrow Agent’s reporting obligations under applicable IRS regulations. If such tax documentation is not so provided, Escrow Agent shall withhold taxes as required by the IRS. Purchaser and Sellers have determined that any interest or income on Escrow Funds shall be reported on an accrual basis and deemed to be for the account of Purchaser. Purchaser shall be entitled to a disbursement from the Escrow Funds in the amount of 30% of interest or income earned on the Escrow Funds during any year in which interest or income is reported and

Purchaser is subject to U.S. tax on such amounts during the term of this Agreement, such amount to be disbursed by the Escrow Agent to Purchaser automatically (i) on December 31, 2015 and each anniversary of such date thereafter during the term of this Agreement in accordance with payment instructions delivered three (3) Business Days prior to such anniversary date or (ii) prior to the Final Release or the termination of this Agreement in accordance with its terms if such Final Release or termination of this Agreement occurs prior to the annual payment referred to in the foregoing clause (i), with a copy to Sellers in accordance with the notice provisions hereof. In addition, Purchaser and Sellers further agree that:

(i) Escrow Agent IRS Reporting. Purchaser and Sellers shall accurately provide the Escrow Agent with all information reasonably requested by the Escrow Agent in connection with the preparation of all applicable Form 1099 and Form 1042-S documents with respect to all distributions as well as in the performance of Escrow Agent’s reporting obligations under the Foreign Account Tax Compliance Act and Foreign Investment in Real Property Tax Act or other applicable Law.

(l) Publicity. No party will (a) use any other party’s proprietary indicia, trademarks, service marks, trade names, logos, symbols, or brand names, or (b) otherwise refer to or identify any other party in advertising, publicity releases, or promotional or marketing publications, or correspondence to third parties without, in each case, securing the prior written consent of such other party.

(m) Further Assurances. Each of the parties will execute and deliver such additional instruments and other documents and will take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under seal as of the date first above written.

CONCORDIA PHARMACEUTICALS INC.

By:	[REDACTED – personal information]
	Name:	[REDACTED – personal information]
	Title:	[REDACTED – personal information]

COVIS PHARMA S.À.R.L., Acting through its Zug Branch

By:	[REDACTED – personal information]
	Name:	[REDACTED – personal information]
	Title:	[REDACTED – personal information]

COVIS INJECTABLES S.À.R.L., Acting through its Zug Branch

By:	[REDACTED – personal information]
	Name:	[REDACTED – personal information]
	Title:	[REDACTED – personal information]

U.S. BANK NATIONAL ASSOCIATION

By:	[REDACTED – personal information]
	Name:	[REDACTED – personal information]
	Title:	[REDACTED – personal information]

[Signature Page to Escrow Agreement]

EXHIBIT A

FUNDS FLOW MEMORANDUM

Funds Flow Memorandum

This memorandum sets forth the flow of funds to occur on April 21, 2015 (the “Closing Date”), in connection with the purchase of certain assets and the assumption of certain liabilities of Covis Pharma S.à.r.l., Zug Branch (“Covis Pharma”) and Covis Injectables S.à.r.l., Zug Branch (“Covis Injectables”, and together with Covis Pharma, the “Sellers”) pursuant to the Asset Purchase Agreement, dated as of March 9, 2015 (the “APA”), among the Sellers, Concordia Pharmaceuticals Inc., Concordia Healthcare Corp. (the “Company”) and Covis Pharma Holdings S.à.r.l. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

Unless otherwise indicated, all dollar amounts and references to “$” are to U.S. dollars and any references to “CDN $” are to Canadian dollars.

[REDACTED – commercially sensitive information]

SCHEDULE A

Schedule of Fees for Services as Escrow Agent

01010	Acceptance Fee	[REDACTED – commercially sensitive information]
The acceptance fee includes the administrative review of documents, initial set-up of the account, and other reasonably required services up to and including the closing. This is a one-time fee, payable at closing.

U.S. Bank Corporate Trust Services reserves the right to refer any or all escrow documents for legal review before execution. Legal fees (billed on an hourly basis) and expenses for this service will be billed to, and paid by, the customer. If appropriate and upon request by the customer, U.S. Bank Corporate Trust Services will provide advance estimates of these legal fees.

04460	Escrow Agent	[REDACTED – commercially sensitive information]
Annual administration fee for performance of the routine duties of Escrow Agent associated with the management of the account. Administration fees are payable in advance. (includes up to 12 wire transfers per year at no additional cost). $25 per wire transfer after the first 12.

U.S. Bank Corporate Trust Services reserves the right to refer any or all escrow documents for legal review before execution. With advance notice (including a reasonable advance estimate of fees) to Purchase and Sellers, respectively, the reasonable and documented out-of-pocket legal fees (billed on an hourly basis) and expenses for this service will be billed to, and such bill shall be paid one-half of by Purchaser and one half by Sellers, in accordance with an invoice submitted by U.S. Bank Corporate Trust Services to Purchaser and Sellers, respectively.

Direct Out of Pocket Expenses
	Reimbursement of reasonable and documented out-of-pocket expenses associated with the performance of our duties, including but not limited to publications, legal counsel after the initial close, travel expenses and filing fees, up to $[●], reasonable and documented out-of-pocket expenses in excess of which shall require express prior authorization by Purchaser and by Sellers.	[REDACTED – commercially sensitive information]

Extraordinary Services
Extraordinary services are duties or responsibilities of an unusual nature, including termination, but not provided for in the governing documents or otherwise set forth in this Schedule A. With express prior approval including an estimate of fees therefor, a reasonable charge may be assessed based on the nature of the service and the responsibility involved in an invoice with reasonable supporting documentation. At our option, these charges will be billed at a flat fee or at our hourly rate then in effect.

Account approval is subject to review and qualification. Fees paid in advance will not be prorated. The fees set forth above and any subsequent modifications thereof are part of your agreement. Finalization of the transaction constitutes agreement to the above fee schedule, including agreement to any reasonable subsequent changes upon proper prior written notice. In the event your transaction is not finalized, any related actual out-of-pocket expenses will be billed to Purchaser and to Seller directly as provided above. Payment of fees constitutes acceptance of the terms and conditions set forth.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT:

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a Trust or other legal entity we will ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

SCHEDULE B

U.S. BANK NATIONAL ASSOCIATION

MONEY MARKET ACCOUNT AUTHORIZATION FORM

DESCRIPTION AND TERMS

The U.S. Bank Money Market is a U.S. Bank National Association (“U.S. Bank”) interest-bearing money market deposit account designed to meet the needs of U.S. Bank’s Corporate Trust Services Escrow Group and other Corporate Trust customers of U.S. Bank. Selection of this investment includes authorization to place the funds on deposit and invest with U.S. Bank.

U.S. Bank uses the daily balance method to calculate interest on this account (actual/365 or 366). This method applies a daily periodic rate to the principal balance in the account each day. Interest is accrued daily and credited monthly to the account. Interest rates are determined at U.S. Bank’s discretion, and may be tiered by customer deposit amount.

The owner of the account is U.S. Bank as Agent for its trust customers. U.S. Bank’s trust department performs all account deposits and withdrawals. Deposit accounts are FDIC insured per depositor, as determined under FDIC Regulations, up to applicable FDIC limits.

AUTOMATIC AUTHORIZATION

In the absence of specific Joint Written Direction to the contrary, U.S. Bank is hereby directed to invest and reinvest proceeds and other available moneys in the U.S. Bank Money Market Account. The U.S. Bank Money Market Account is a permitted investment under the operative documents and this authorization is the permanent direction for investment of the moneys until notified in writing of alternate instructions.

SCHEDULE C

Each of the following person(s) is authorized to execute documents and direct Escrow Agent as to all matters, including fund transfers, address changes and contact information changes, on Purchaser’s behalf (only one signature required):

[REDACTED – personal information]	[REDACTED – personal information]

Name	Specimen signature	Telephone No.

Name	Specimen signature	Telephone No

Name	Specimen signature	Telephone No

(Note: if only one person is identified above, please add the following language:)

The following person not listed above is authorized for call-back confirmations:

Name	Telephone Number

Each of the following person(s) is authorized to execute documents and direct Escrow Agent as to all matters, including fund transfers, address changes and contact information changes, on Sellers’ behalf (only one signature required):

[REDACTED – personal information]	[REDACTED – personal information]

Name	Specimen signature	Telephone No

Name	Specimen signature	Telephone No

Name	Specimen signature	Telephone No

(Note: if only one person is identified above, please add the following language:)

The following person not listed above is authorized for call-back confirmations:

Name	Telephone Number